September 18, 2006

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffrey B. Werbitt, Esq.

Re:	SumTotal Systems, Inc.

Amended Registration Statement on Form S-3 filed on July 19, 2006 (Reg. No. 333-134645)

Form 10-K for the year ended December 31, 2005 filed March 28, 2006

File No. 0-50640

Ladies and Gentlemen:

On behalf of SumTotal Systems, Inc., a Delaware corporation (the “Company”), we respectfully submit this letter in response to the letter dated September 7, 2006 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s amended Quarterly Report on Form 10-Q filed with the Commission on September 15, 2006 (the “Form 10-Q”). Page references herein refer to page numbers in the Form 10-Q. In addition, attached hereto is our letter dated September 1, 2006, with attachments, which was faxed to the Staff in response to the Staff’s letter dated August 15, 2006.

In this letter, we have recited the comments set forth in the Comment Letter in italicized, bold type and have followed the comment with the Company’s response thereto.

U.S. Securities and Exchange Commission

September 18, 2006

Form 10-Q For the period ended June 30, 2006

Part 1 – Financial Information, page 4

Item 4.	Controls and Procedures, page 47

1.	We refer you to prior comment 3. Please revise your disclosure to identify the party or parties responsible for creating and implementing the referenced initiatives for the quarters ending December 31, 2005, March 31, 2006 and June 30, 2006.

At the request of the Staff, we have paragraphs under “(c) Changes in Internal Control Over Financial Reporting” on page 5 of the Form 10-Q in response to the Staff’s comment.

2.	We refer you to comment 5 of our letter dated June 28, 2006. We continue to believe that your disclosure should be revised to discuss the changes in internal control over financial reporting during the quarter ended December 31, 2005 in the level of detail provided to the staff in response to comment 5. As we previously noted, rather than amending your Form 10-K for the year ended December 31, 2005, you may revise your Form 10-Q for the period ended June 30, 2006 to disclose these changes. Also, the discussion of your changes in internal control over financial reporting should disclose the dates when the implementation of each change was commenced and, to the extent applicable, was completed and any key periods in between. To the extent that the initiatives remain subject to testing, please disclose. When does management expect that the material weaknesses will be remediated?

At the request of the Staff, we have revised the paragraphs under “(c) Changes in Internal Control Over Financial Reporting” on pages 5 to 7 of the Form 10-Q in response to the Staff’s comment.

U.S. Securities and Exchange Commission

September 18, 2006

Please direct your questions regarding the Company’s responses to the undersigned at (650) 565-3522. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Katharine A. Martin
Katharine A. Martin

cc:	Erika Rottenberg, Esq.
Neil Laird, Chief Financial Officer